

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

September 26, 2017

<u>Via E-mail</u>
Elaine M. Sanders
Chief Financial Officer
Trilogy Metals Inc.
Suite 1150, 609 Granville Street
Vancouver, British Columbia
Canada V7Y 1G5

      **Re: Trilogy Metals Inc.
               Registration Statement on Form S-3
               Filed September 15, 2017
               File No. 333-220484**

Dear Ms. Sanders:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Description of Share Purchase Contracts and Share Purchase or Equity Units, page 13</u>

1. We note your disclosure that you may issue purchase contracts for the purchase or sale of equity securities that may consist of obligations of third parties. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the *Morgan Stanley & Co., Inc.* no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

2. It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase securities at a specified purchase price. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as how these contracts should be appropriately characterized under the federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Kimberley R. Anderson, Esq.
       Dorsey & Whitney LLP